T H E   L E B R E C H T   G R O U P

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.*
*Admitted in California and Utah

March 27, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Matthew Crispino

Re:	SearchCore, Inc. Form 10 Filed January 30, 2013 File No. 000-51225

Ladies and Gentlemen:

On behalf of SearchCore, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated February 26, 2013, regarding the above-listed Registration Statement on Form 10 for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1.            Please be advised that your registration statement will automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

The Company acknowledges the effectiveness date of April 1, 2013 for this registration statement and has elected to let it go effective on said date.  The Company will file an Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and will undertake to file all other required reports thereafter.

ORANGE COUNTY OFFICE:		SALT LAKE CITY OFFICE:

30398 ESPERANZA RANCHO SANTA MARGARITA CALIFORNIA • 92688		406 W. SOUTH JORDAN PARKWAY SUITE 160 SOUTH JORDAN UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

Business, page 3

2.           Please update your disclosure to provide a more fulsome discussion of how revenues are earned and expected to be earned going forward, given your recent significant divestitures and purchases.  See Item 101(h)(4)(ii) of Regulation S-K.  For examples only, you should include a discussion on how revenue will be generated through the www.manufacturedhome.com, www.manufacturedhomes.com, and www.manufacturedhouse.com websites and through the www.sportify.com website and related products.

The Company has expanded its disclosure in Item 1, Business, to address this comment.

3.            We note the disclosure that you are currently either developing or marketing websites in the recreational sports, manufactured home and tattoo industries.  Please clarify the status of the websites in each of the industries.  For example, identify the industries for which you have completed the development of websites and those still under development.  For those under development, disclose an estimate of when you expect development to be completed and when you expect to begin generating revenue.  Also, update your disclosure to include a discussion on the status of your recently publically announced new services.  See Item 101(h)(4)(iii).  For example only, you note in your disclosure and have recently issued press releases related to the purchase of the www.manufacturedhome.com, www.manufacturedhomes.com, www.manufacturedhouse.com, www.rodeo.com, www.karate.com, and www.sportify.com but these websites do not appear to be operational.  You should update your disclosures to provide a detailed discussion on the status of these acquisitions and your expectations for near- and long-term operation of these websites.

The Company expanded its disclosure in Item 1, Business, to clarify the status of each of its websites and to disclose which websites have completed development and those still under development.  Further, the Company included disclosure in the Management’s Discussion And Analysis Or Plan Of Operation section under the section Status Of Each Of Our Finder Sites, for those websites under development, an estimate of when it expects development to be completed, and when it expects to begin generating revenues.

The updated disclosure provides a discussion on the status of www.manufacturedhome.com, www.manufacturedhomes.com, www.manufacturedhouse.com, www.rodeo.com, www.karate.com and www.sportify.com.

4.            We note your disclosure on page 7 related to the purchase of 57 domain names from High Level Technologies, Inc. and on page 12 where you state that you currently own 150 Internet domain names.  Please advise and broaden your disclosure as appropriate on how the ownership of these domain names fits in with your overall business strategy of developing and operating vertical finder websites for specific niche industries.

The Company has expanded its disclosure to include a discussion on how it uses domain names, both those domain names considered premium and not premium.  Also included is a discussion on the general business strategy of developing and operating vertical finder sites.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

5.            We note in your disclosure on page 12 that you consider national search engines such as Google and Yahoo to be competitors.  Please advise as to whether you have any relationships or plan to develop any relationships with such companies in order to promote your own finder sites through national search engines.

The Company currently does not have any relationship with any national search engine with the exception of being a client of Google and paying them a fee for pay-per-click advertising.  The existing model for its finder websites does not include forming any relationship with a national search engine.

The Company has expanded its disclosure in Item 1, Business, in the Competition section, and in the MD&A, to include a discussion about the Internet as a catalyst for consumers and that even with companies like Google and Yahoo! offering technologies for most searches, hyper-local search, generally speaking, is still lacking and that it believes through its methodology and business models it will increase its search engine rankings and thereby increase its client’s traffic to their facilities.  This, in turn, will increase the Company’s revenue received from clients.

Description of Business, page 4

6.            You indicate in this section that you may waive all or a portion of advertising or marketing fees to clients who subscribe with you.  Expand your disclosure to describe the circumstances under which you may waive fees for clients.  Also, reconcile this disclosure with that in your Management’s Discussion and Analysis section, where there appears to be no discussion that you may waive fees for clients.

The Company has expanded its disclosure to include a discussion that one of the primary methods for it to convert clients to a “paying” status, or to become a subscriber, is to allow clients to list and have minimal exposure on its site without paying a fee.  Historically, once a client is represented on its site with an icon or listing, then that client begins to experience increased traffic to their brand, product or service.  As a result, the client typically desires to convert into a paying customer, increasing their exposure on the Company’s site, and increasing their traffic to their location.  This model is often referred to as a “freemium” type model which allows the Company’s clients to try its services before they subscribe.

Other Subsidiaries, page 5

7.            We note that your corporate structure chart does not include the subsidiaries General Management Solutions, Inc., General Health Solutions, Inc., and Canna Centers Corporation, which were previously listed in your registration statement on Form S-1 that was withdrawn on August 8, 2012.  Please advise on the status of these subsidiaries.

These three subsidiaries were dissolved effective December 20, 2012, January 22, 2013, and January 22, 2013, respectively.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

Sports Asylum, LLC, page 7

8.            We note that, as part of the consideration for your purchase of Sports Asylum, LLC on December 31, 2012, a Secured Promissory Note in the amount of $285,000 issued to Sports Asylum was cancelled.  Please advise on the nature of this promissory note and on your relationship with Sports Asylum, LLC prior to the December 31, 2012 acquisition.

On August 22, 2012, we entered into a First Amended and Restated Letter of Intent (“LOI”) with Sports Asylum, Inc. (“SAI”) pursuant to which we intended to purchase 100% of the issued and outstanding securities of SAI (the “SAI Securities”) for consideration to be determined between the parties.  As a deposit for the acquisition of the SAI Securities, we paid SAI $50,000 (the “Deposit”).  The Deposit was fully refundable.  Pursuant to the LOI, we agreed to advance additional funds to SAI for working capital purposes, up to a maximum of an additional $250,000 (the “Advance” and, together with the Deposit, the “Loaned Funds”), of which we immediately advanced an additional $60,000, and later advanced an additional $175,000.  We entered into a Secured Promissory Note with SAI, covering the full amount of the Loaned Funds, that provided for repayment by SAI in twelve (12) equal monthly payments beginning July 1, 2013, with interest at 1.01% per annum (the “Note”).  The Note was not amended to reflect the fact that the amount borrowed eventually exceeded the originally anticipated $250,000.  If the purchase of the SAI Securities was consummated, it was agreed that the Loaned Funds would be offset against the purchase price of the SAI Securities and the Note would be terminated.  This is, in fact, what happened when we purchased SAI on December 31, 2012, and neither the LOI nor the Note was included as an exhibit because they were terminated prior to filing of the Form 10.  Other than as set forth above, we had no relationship with Sports Asylum, Inc. prior to its purchase.

We further note that Sports Asylum is a corporation, not an LLC, and the one incorrect reference to Sports Asylum, LLC in the Form 10 has been corrected.

Sale of WeedMaps, page 8

9.            We note that as part of the consideration received in connection with the sale of WeedMaps Media, Inc. and the associated assets, you received a Secured Promissory Note from RJM BV in the amount of $3,000,000, which is to mature on July 25, 2015 and is secured by all the assets of WeedMaps Media, Inc., including www.weedmaps.com.  Given the potential for you to reacquire assets related to the marijuana industry, please include an appropriate risk factor.

A risk factor was added in response to this comment.

Competition, page 12

10.          You indicate that you face competition from national search engines such as Google and Yahoo.  You also indicate in your disclosure on page 4 that your business strategy is to pursue markets in which you anticipate becoming one of the top two finder sites for an industry.  Please broaden your discussion on competition to include disclosure on who you believe to be your primary competitors that operate similar vertical finder websites in the industries in which you operate or plan to operate.  See Item 101(h)(4)(iv) of Regulation S- K.

The Company has expanded its competition disclosure to list who it considers to be its primary competitors in each of the industry verticals.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 22

11.           Please revise this section to provide a specific plan of operation for the next 12 months by providing a detailed description of your business plan, including each business activity and the steps you will take to implement each aspect of your business plan.  For example, please disclose your plans for completing websites in the recreational sports, manufactured home and tattoo industries and when you plan to begin developing websites for other industries.  For each step necessary to implement your business plan, please provide a timeline for completion, disclose the costs associated with completing each step and your anticipated funding source for each step.

The Company has expanded its disclosure to include a specific Plan of Operation and has provided a detailed description of its business plan for the development of its finder sites and the steps it will take to implement each finder site.  Further, the Company has discussed its plans for completing the websites Sportify.com, ManufacturedHomes.com and ModularHomes.com as well as for Tattoo.com, and when it plans to begin developing websites for karate.com and for rodeo.com.  This disclosure is in addition to the Management’s Discussion and Analysis for the applicable periods.

12.          You indicate on page 22 that all of your discussion relates to your WeedMaps Media, Inc. business, which we note was sold on December 31, 2012.  Tell us what consideration was given to supplementing your discussion and analysis of trends, results of operations, liquidity and capital resources based on pro forma financial information giving effect to the disposition of the significant portion of your business.

The Company has added supplemental discussion under the Liquidity and Capital Resources section based on pro forma financial information giving effect to the disposition of WeedMaps.

Summary Overview, page 22

13.           Please broaden your disclosures under this section to provide a more thorough and updated discussion on the known trends, commitments, uncertainties, and other information that would be necessary for an investor to understand management’s expectation of the business going forward, in particular in light of the recent business changes.  The disclosure should not be merely a recitation of historical financial statements in narrative form.  We refer you to SEC Releases 33-6835 and 33-8350.

See response to comments 11 and 12, above.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

How We Generate Revenue, page 23

14.           Please update your disclosure to account for any differences or new methods of revenue generation in the new vertical finder sites you operate or are developing.  Additionally, please update your disclosure to account for any revenue that is generated through contractual relationships, such as the management agreement with Tattoo Interactive, Inc.

See response to comments 2, 3, 11 and 12, above.

Liquidity and Capital Resources, page 27

15.           Revise this section to provide a comprehensive analytical discussion of your current and available capital resources and the extent to which they are sufficient to fund planned operations for a period of not less than twelve months from the date of the registration statement.  To the extent you do not have sufficient resources to fund planned operations for the twelve-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency.  Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity.  In discussing your expected liquidity needs, state the extent to which you are currently using funds in your operations on a monthly basis.

The Company added a section entitled Supplemental Discussion Based on Pro Forma Financial Information Giving Effect To The Disposition of WeedMaps that addresses each of the items raised in this comment.

Security Ownership of Certain Beneficial Owners and Management, page 39

16.          We note that, as disclosed on page 45, on August 20, 2012, 20,000 shares were issued to each of your directors, specifically Ms. Goldstein and Messrs. Pakulis and Johal, for services rendered.  Please advise on the nature of this grant and provide further detail on the nature of the services rendered by such directors as consideration for such shares.  Please confirm that the share ownership amounts listed for Messrs. Pakulis and Johal includes these shares.  Additionally, please update the chart to include the shares owned by Ms. Goldstein, or advise.  The summary compensation table on page 42 should also be updated to account for these shares.

The shares were issued as a one-time bonus for serving as a Director.  The disclosure in Recent Sales of Unregistered Securities was updated accordingly.  Ms. Goldstein is no longer a Director, and as such is not included in the share ownership table.  The ownership for each of Mr. Pakulis and Mr. Johal was revised to reflect the 20,000 shares each.  The summary compensation table only covers the full fiscal years 2011 and 2010, and since the shares were paid in 2012, the table was not updated to reflect them.  In the Company’s Annual Report on Form 10-K, to be filed for the year ended December 31, 2012, the shares will be reflected for Mr. Pakulis and Mr. Johal.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

Directors and Executive Officers, page 40

17.          Please advise on what roles, if any, Mr. Pakulis served with Sports Asylum, Inc. prior to your acquisition of the company.

As disclosed on page 8 in the description of the Sports Asylum transaction, Mr. Pakulis was the majority shareholder of Sports Asylum, Inc. prior to its acquisition by the Company.  He was not an officer or director and did not, to the best of the Company’s knowledge, participate in the day to day operations.

18.          We note the disclosure that Mr. Johal, your chief financial officer, currently also serves as the controller of High Tower Capital.  Disclose the minimum amount of time per week that Mr. Johal devotes to the business of your company.  Please include a risk factor addressing your chief financial officer’s outside employment, including how it will affect your ability to comply with your reporting obligations pursuant to U.S. securities laws.  Also, address whether his outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved.

A risk factor was added as requested.  In that risk factor, it was disclosed that Mr. Johal devotes approximately 50% of his time to the Company.  With respect to the potential conflict of interest, because High Tower Capital is in the financing industry, an industry separate and distinct from any business that the Company is currently in or intends to enter in the future, the Company does not believe there is a material risk of conflicts of interest.  The Company’s position is disclosed in the risk factor.

19.          Bonnie Goldstein is identified on page 45 as one of your directors.  Please provide all of the information required by Item 401 of Regulation S-K for Ms. Goldstein, or advise.  Also, we note references in the registration statement to one of your employees, Brad Nelms, who has been referred to in press releases issued by your company as your chief strategy officer and chief operating officer.  Please advise whether Mr. Nelms is an executive officer of the company or significant employee who should be identified in this section. Refer to Item 401 of Regulation S-K.

Bonnie Goldstein is not currently a director, she resigned on September 6, 2012.  Accordingly, no biographical information is included, and she is not included in the ownership table.

The question of whether or not Mr. Nelms is an executive officer, or a significant employee as outlined in Item 401 of Regulation S-K, was discussed with management prior to the filing of the Form 10.  It was determined that, regardless of his title, Mr. Nelms was not an executive officer and did not rise to the level of significant employee at this time.  While he has played a significant role in the recent business announcements, it is primarily because of his involvement with the tattoo and manufactured housing industries, not his involvement with the operations of the Company as a whole.

20.          Please provide the disclosure required by Item 401(f) of Regulation S-K.

A heading entitled Involvement in Certain Legal Proceedings was added with the requested disclosure.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

Executive Compensation, page 41

21.          Please update your disclosure to include a discussion of executive compensation for the last completed fiscal year pursuant to Items 402(m) and (n) of Regulation S-K.

The Summary Compensation Table has been updated to include the year ended December 31, 2012, and the year ended December 31, 2009 was removed.  A narrative discussion of the compensation table was added, and the disclosure regarding compensation paid to directors was updated.

Certain Relationships and Related Transactions, page 43

22.          Please update the disclosure in this section to include a discussion of the purchase of Sports Asylum, Inc. pursuant to Items 404(a) and (d) of Regulation S-K.

A description of the transaction with Sports Asylum, Inc. was added to this section, and headings were added to make the information more clear.

23.          We note that you currently sublease your executive offices from Mr. Nelms, as disclosed on page 38.  Please advise on the consideration given to including disclosures in this section pursuant to Item 404 of Regulation S-K regarding the sublease arrangement with Mr. Nelms.  Additionally, please tell us what consideration you gave to filing the sublease agreement pursuant to Item 601(b)(10)(ii)(C) of Regulation S-K.

The Company does not consider Mr. Nelms to be an executive officer, and thus does not consider him to be a related person as defined in Item 404 of Regulation S-K.  Nonetheless, because this is the Company’s primary office space, a description of the arrangement has been added to the related party disclosure.

24.          Please provide the disclosures called for by Item 407(a) of Regulation S-K.  Refer to Item 7 of Form 10.

A section entitled Director Independence and Committees has been added.

Financial Statements and Exhibits, page 51

25.          Please monitor your financial statements to ensure compliance with Rule 8-08 of Regulation S-X.  In this regard, tell us whether you expect to report income from continuing operations before taxes for the fiscal year ended December 31, 2012, in light of the disposition of your business related to the medicinal cannabis industry on December 31, 2012.  Refer to Rule 8-08(b) of Regulation S-X.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

The Company does expect to report income from continuing operations before taxes for the fiscal year ended December 31, 2012.  As a result, after applying Rule 8-08, the financial statements provided are in compliance.

26.           We note that you no longer have any business related to the medicinal cannabis industry and the disposition does not appear to be fully reflected in the financial statements included in the filing.  Furthermore, it appears that the disposition is significant based on Rule 11- 01(b) of Regulation S-X.  As such, revise to include pro forma financial information to reflect the disposition of a significant portion of your business unless this disposition is reported within your updated historical financial statements.  Refer to Rule 11-01(a)(4) of Regulation S-X.

Pro forma financial information reflecting the disposition of WeedMaps has been included.

Consolidated Statements of Operations for the Years Ended December 31, 2011 and 2010, page F-35

27.           Revise your financial statements to ensure that all items are properly reflected in the subtotals, totals and computations.  In this regard, ensure that all amounts reflect the loss on change in fair value of earn-out liability in the year ended December 31, 2011.  In addition, revise your statement of cash flows for the year ended December 31, 2011 to include the loss in the net income line item.

The Company has revised its statement of operations to ensure that all amounts reflect the loss on change in fair value of earn-out liability in the year ended December 31, 2011, and has revised its statement of cash flows for the year ended December 31, 2011 to include that loss in the net income line item as well.

Exhibits

28.         Please tell us what consideration you have given to filing the domain name purchase agreements and any other material agreements related to the purchase of ManufacturedHome.com, ManufacturedHomes.com and ManufacturedHouse.com described on page 7; the purchase agreement and any other material agreements entered into in connection with the January 25, 2013 purchase of www.modularhomes.com, described on page 8 and referred to in Exhibit 10.26; and the Global Agreements described on pages 10-11.  See Item 601(b)(10) of Regulation S-K.

The described exhibits were not deemed to be material to the issuer at the time of their execution because the Company was generating significant revenue from its WeedMaps Media subsidiary.  However, in light of the sale of WeedMaps Media, it is reasonable to conclude that the agreements are material now, and thus they have been included.

Note that prior Exhibit 10.26 is the only agreement associated with the purchase of modularhomes.com.

29.         Please file as an exhibit a list of your subsidiaries as required by Item 601(b)(21) of Regulation S-K.

The requested exhibit has been enclosed.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 27, 2013

Exhibit 2.6

30.         Please file a complete copy of the Agreement and Plan of Reorganization dated as of December 11, 2012, including all exhibits and schedules.

Each of the Exhibits has been included as an Item 10 material agreement and were numbers 10.11 through 10.21 in the original filing of the Form 10.

With respect to the disclosure schedules, the Company is relying on Item 601(b)(2) to exclude this as non-material to the transaction.  The Company hereby agrees to furnish supplementally a copy of the disclosure schedules to the Commission upon request.

Finally, you are advised that there was a typographical error made in the edgarization process of the audited financial statements. In order to avoid confusion, the entire set of financials has been re-edgarized and included in this amended filing. However, no new audit opinion was required as this was only to correct an edgarization error.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.

March 27, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Matthew Crispino

Re:	SearchCore, Inc. Form 10 Filed January 30, 2013 File No. 000-51225

Ladies and Gentlemen:

SearchCore, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about March 28, 2013:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ James Pakulis
James Pakulis
Chief Executive Officer